575 Madison Avenue
New York, NY 10022-2585
212.940.8800 tel
212.940.8776 fax
www.kattenlaw.com
KATHLEEN H. MORIARTY
kathleen.moriarty@kattenlaw.com
VIA EDGAR	(212) 940-6304 direct
(212) 894-5504 fax

February 28, 2014

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Vincent J. DiStefano, Senior Counsel

Re:	Absolute Shares Trust Registration Statement on Form N-1A filed on December 9, 2013 File Nos. 333-192733 and 811-22917

Dear Mr. DiStefano:

On behalf of our client, Millington Securities, Inc., (the “Advisor”) and Absolute Shares Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following ten separate series of exchange traded funds (each a “Fund” and collectively, the “Funds”):

WBI SMID Tactical Growth Shares;

WBI SMID Tactical Value Shares;

WBI SMID Tactical Yield Shares;

WBI SMID Tactical Select Shares;

WBI Large Cap Tactical Growth Shares;

WBI Large Cap Tactical Value Shares;

WBI Large Cap Tactical Yield Shares;

WBI Large Cap Tactical Select Shares;

WBI Tactical Income Shares; and

WBI Tactical High Income Shares.

With respect to the Staff’s comment letter dated January 8, 2014 by Mr. Vincent J. DiStefano, Senior Counsel (“Comment Letter”), we have responded supplementally below and with the Amendment. In the following discussion, the headings and comments below correspond to the headings and comments in the Comment Letter with the numbered responses corresponding to the comment numbers of the Comment Letter. Page numbers referenced below are to the pages contained in the Amendment. As a preliminary matter, please note that all Funds’ names have been changed. The new names are stated above in bold, and appear, as applicable, in the prospectuses and the Statement of Additional Information (the “SAI”) contained in the Amendment to the Registration Statement filed herewith.

AUSTIN CENTURY CITY CHARLOTTE CHICAGO HOUSTON IRVING LOS ANGELES

NEW YORK ORANGE COUNTY SAN FRANCISCO BAY AREA SHANGHAI WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

<February 28, 2014>

Prospectus

Fund Summary

All Funds

Investment Objective

1. Please delete from this section the text after “     unfavorable market conditions”, as it constitutes disclosure of strategy, not investment objective. Also, please note that Funds subject to the requirements of Rule 35d-l under the Investment Company Act of 1940 (the“1940 Act”) must invest at least 80% of net assets plus borrowings for investment purposes in the designated securities.

Response:

The requested changes have been made in the disclosure for each of the ten Funds.

Fees and Expenses of the Fund

2. Disclosure suggests that the Funds will make no payments under the Funds’ 12b-1 plans. Please confirm that the Funds will not make any payments under the plans during the twelve months immediately after effectiveness of the registration statement, or provide in the fee table an estimate of payments to be made.

Response:

Prior to the date of effectiveness, a specific date in 2015 will be included in each Fund’s fee table to indicate that no 12b-1 payments will be made during the twelve months immediately following the date of effectiveness. A place holder [                     , 2015] has been inserted into footnote (b) of the fee table to show the placement of the twelve-month date.

3. The fee tables do not contain a superscript (b), or any line items referencing expense reimbursement or fee waiver by the adviser, yet footnote b to the fee tables discusses these matters. Why are there no line items in the fee table? If the Funds expect to operate below the expense cap referenced in footnote (b), please delete footnote (b), as it is neither permitted nor required in this case. If the Fund will operate at an expense level that will require waiver or reimbursement under the agreement, please confirm that the contract referenced in footnote (b) to the fee tables will be effective for at least 12 months after the effective date of the registration statement.

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Response:

The fee table for each Fund has been revised to reflect that there will be no expense reimbursement or fee waiver by the Sub-Advisor and therefore, footnote (b) has been deleted.

4. Does the Example assume reimbursement of expenses and waiver of advisory fees after the Funds’ first year of operation? If so, please recalculate the three year expense numbers, and clarify in the narrative disclosure preceding the figures that only first year expenses are adjusted to reflect the waiver/reimbursement agreement.

Response:

In conformity with the response to question #3 above, this disclosure has not been added.

5. Please delete the penultimate sentence of the narrative disclosure in the Example, which describes the Example as “for illustration purposes only”, as it is neither required nor permitted by Form N-1A.

Response:

The requested deletion has been made for each Fund.

6. Disclosure indicates the Funds may invest “without limitation” in other investment companies, yet the fee tables contain no line item for Acquired Fund Fees and Expenses. Please include this line item in the fee tables, or explain why you do not. If Acquired Fund Fees and Expenses are expected to amount to less than one basis point, please confirm that these expenses will be added to the other expenses line item or another line item in the fee table.

Response:

A line item entitled “Acquired Fund Fees and Expenses” has been added to two of the Funds’ fee tables (see, the fee tables for WBI Tactical Income Shares and WBI Tactical High Income Shares) because they are expected to exceed 1 basis point for each such Fund. Footnote (a) to each Fund’s fee table has been modified to include Acquired Fees and Expenses. As the other eight Funds are unlikely to experience Acquired Fund Fees and Expenses in excess of 1 basis point, the line item “Acquired Fund Fees and Expenses” and footnote (a) have been deleted from the fee table of such other Funds.

<February 28, 2014>

Principal Investment Strategies

7. With respect to the eight “Global” Funds, please explain how the assets of “foreign companies” are exposed to the economic fortunes and risks of those countries. See Investment Company Names, Investment Company Act Release No. 24828, at n. 26 (January 17, 2001). Also, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.”

Response:

As mentioned above, the Funds’ names have been changed, and the eight Funds’ names which formerly included the word “Global” no longer use it.

8. The strategy disclosure is repetitive, overly lengthy for a summary, contains much jargon, and does not provide a clear description of how the adviser decides what securities to buy and when to sell them. Please revise the disclosure to provide a concise, plain English summary of the Funds’ principal investment strategies.

Response:

The disclosure for each Fund has been revised and shortened to the extent that the Sub-Advisor believes it presents an accurate summary description of each Fund’s principal investment strategies.

9. What “other investment characteristics in addition to their prospects for growth” would make securities suitable for purchase by the Funds?

Response:

This phrase has been deleted from the disclosure for each of the Funds.

10. Please define “ETNs”, “price regression” and “duration” in plain English at the place each term is first used in the summary section for each series.

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Response:

The terms “ETNs” and “duration” have been defined immediately after their first use in each Fund’s prospectus. The term “price regression” has been deleted.

11. It appears from this disclosure that the Funds will invest in options. Do the terms of the Trust’s exemptive relief specifically permit it to invest in derivatives? Does the exemptive relief limit in any way the percentage of net assets that can be invested in derivatives?

Response:

The terms of the Trust’s exemptive relief expressly permit investment in derivatives (see page 1 of the active trust’s amended application for exemptive relief filed May 1, 2013 (the “Active Application”)) and footnote 4 on page 3 of the notice of the application (Millington Exchange Traded MAVINS Fund, LLC, et. al.; Investment Company Act Release No. 30503; 812-13886 dated May 2, 2013 (the “Active Notice”)). The exemptive relief does not state a numerical percentage limitation on the investment in derivatives, but the Active Notice does recite that if a Fund invests in derivatives:

(a) the Board periodically will review and approve (i) the Fund’s use of derivatives and (ii) how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance. (See footnote 4 of the Active Notice).

12. Please inform us how the Fund will value its derivatives for the purpose of complying with the 80% test of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”). Please explain to us whether the Fund’s derivatives will use the same value for purposes of determining compliance with Rule 35d-1 and Release 10666. If not, why not?

The Sub-Advisor intends to use only exchange-traded options, which typically have readily available market quotations. To the extent that the Sub-Advisor uses exchange-traded options or other derivatives that do not have readily available market quotations, they will be valued using fair value pricing as determined in good faith by the Sub-Advisor under procedures established by and under the general supervision and responsibility of the Trust’s Board of Trustees. As stated on page 45 of the SAI, valuing the Funds’ investments using fair value pricing involves the consideration of a number of subjective factors and thus the prices for those investments may differ from current market valuations.

The valuation of derivatives, both for determining compliance with (i) the 80% test of Rule 35d-1 and (ii) Release 10666, will be calculated in the manner described in the above paragraph.

<February 28, 2014>

13. To what extent will the Fund invest in other ETFs? Do the terms of the Trust’s exemptive relief permit the Fund to invest in other ETFs to that extent? What is the basis for the disclosure to the effect that ETFs that include “predominantly” the type of securities referenced in a Fund’s name will be considered to be invested solely in that type of security? Must the Funds not “look through” the acquired ETFs?

Response:

As disclosed on page 94 of the prospectus and page 9 of the SAI, the Trust has applied to the Commission for exemptive relief under Section 12(d)(1)(J) of the 1940 Act permitting each Fund to operate as a “fund of funds” and invest in other investment companies without complying with the limitations set forth in Section 12(d)(1)(A) of the 1940 Act, subject to certain terms and limitations that will be contained in the Commission’s exemptive order, if granted. Unless and until such order is granted, each Fund may invest in ETFs in reliance upon either Section 12(d)(1)(G) and Rule 12d1-2 of the 1940 Act, or upon Section 12(d)(1)(F) and Rule 12d1-3 of the 1940 Act and the conditions stated therein as applicable.

With respect to any ETF that is acquired by a Fund, the Sub-Advisor intends to assume that such underlying ETF is compliant with Rule 35d-1 and therefore has invested at least 80% of its net assets in the type of securities referenced in its name. Certain ETFs may hold a much higher percentage than the required 80% (e.g., the SPDR S&P 500 ETF Trust).

Principal Risks (p. 5)

14. Will any of the underlying funds in which the Funds may invest use leverage? If so, please provide plain English disclosure of all material risks associated with the leveraging tactics the underlying funds will employ.

Response:

The Sub-Advisor does not intend to acquire leveraged, inverse, or inverse leveraged underlying ETFs as portfolio investments for any of the Funds.

The Sub-Advisor intends to assume that if any other underlying ETF employs leverage, it will do so in compliance with Section 18 of the 1940 Act and the rules thereunder, Release 10666, and the relevant no-action letters. Therefore, the Sub-Advisor intends to assume that the amount of leverage that a Fund holding underlying ETFs may be exposed to will not be material for the purposes of such Fund’s disclosure. If a particular Fund invests in a number of underlying ETFs

<February 28, 2014>

such that the Fund’s leverage exposure, in the aggregate, rises to a material amount, appropriate disclosure about the risks associated with the underlying ETFs’ leveraging tactics will be added to the prospectus disclosure for such Fund.

15. The disclosure under the heading “Equity Options Risk” does not disclose all of the material risks of investing in options. Please include disclosure of all principal risks associated with the Funds’ derivatives strategies and the particular types of derivatives used to execute the strategies (e.g., limiting potential gains, transaction costs, counterparty risk).

Response:

The disclosure for each Fund has been amended to include the risks of limiting potential gains, increased sensitivity to changes in interest rates or to sudden fluctuations in market prices than conventional securities, and transaction costs. As mentioned above in the response to Question 12, the Sub-Advisor intends to use only exchange-traded options, hence no counterparty risk discussion has been added.

Performance Information

16. Please include the disclosure required by Item 4 (b) (2) (i) of Form N-1 A; the requirement applies to new funds as well as existing ones.

Response:

The prospectus for each Fund includes a statement designed to meet the disclosure requirements of Item 4 (b) (2) (i) of Form N-1 A. The disclosure is below the caption entitled: “Performance Information” and states that

As of the date of this Prospectus, the Fund has not yet commenced operations and therefore does not report its performance information. When the Fund has been in operation for one full calendar year, performance information will be shown here.

The format and substance of this disclosure is similar to that used by other ETF issuers, such as iShares, in connection with the “Performance Information” provided for their new funds; no data or bar charts are included.

In addition, each Fund’s disclosure provides a website address and a toll-free number that investors may use to access updated performance information for such Fund.

<February 28, 2014>

Purchase and Sale of Fund Shares

17. How will the Fund determine whether to issue or redeem creation units in-kind or for cash? Please provide this information for all of the Funds.

Response:

The following disclosure has been added to the prospectus under the heading “Creation and Redemption of Creation Units” on page 83:

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order) the key consideration will be the benefit that would accrue to the Fund and its investors. Under certain circumstances, tax considerations may warrant in-kind, rather than cash, redemptions.

Material Conflicts of Interest

18. Disclosure in this section acknowledges the potential for conflict of interest with respect to the adviser. What practices does the adviser employ to limit or neutralize conflicts of interest? Also, please note that this disclosure is neither permitted nor required in the summary prospectus section of the registration statement; please relocate it to an appropriate location in the statutory prospectus.

Response:

This disclosure has been removed from each Fund’s summary prospectus and has been expanded and inserted on page 93 of the prospectus.

What practices does the adviser employ to limit or neutralize conflicts of interest?

Response:

As discussed in the expanded disclosure on page 93, the Sub-Advisor and its service providers have installed a variety of compliance controls designed to address potential conflicts of interest. This includes trade allocation systems and related procedures to ensure that no single client of any type is deliberately favored at the expense of another as well as deal with situations where two Funds, accounts or other funds participate in investment decisions involving the same portfolio investments.

<February 28, 2014>

Global SMID Growth ETF (p. 1)

Principal Investment Strategies (p. 2)

19. The disclosure includes a definition of small and mid-capitalization companies as “those that are not in the top ten percent of the securities in their primary market when ranked in order of market capital.” As a general matter, an investment company may use any reasonable definition of the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Investment Company Names (Investment Company Act Release No. 24828, March 31, 2001), at 5, n. 43. However, this definition seems inconsistent with industry indices, classifications used by mutual fund rating agencies, common usage and definitions used in financial publications. Please explain to us why this definition of small and mid-capitalization companies is a reasonable definition. This comment applies to all “SMID” Funds.

Response:

In evaluating securities issued by companies domiciled in jurisdictions other than the U.S. and other “first world” countries, the Sub-Advisor has found that the traditional dollar ranges used to measure small-cap companies ($300 million to $2 billion) and mid-cap companies ($2 billion to $10 billion) are too high; when applied, these parameters often do not align with the distribution of capitalization sizes prevalent in such markets. The largest companies in these markets may inappropriately fall within the traditional small-cap or mid-cap dollar denominated definition, and companies representative of the small-cap and mid-cap segments of these markets may fall below the lowest dollar denominated limit of the typical U.S. small-cap definition, leaving no small-cap or mid-cap companies available for consideration. Therefore, the Sub-Advisor, having analyzed the data of companies that it considers to be small-cap or mid-cap relative to the universe of other companies in the same jurisdiction, has defined small-cap and mid-cap companies as stated in the prospectus. The Sub-Advisor believes that these are reasonable definitions for the Funds because the dollar ranges used are based on the actual economies of each jurisdiction, rather than a generic size measurement that is inapplicable to the Funds’ portfolio securities.

Principal Risks (p. 4)

20. Please include disclosure of the risks associated with growth style investing. This comment applies to all “Growth” Funds.

Response:

The requested disclosure has been made for each of the “Growth” Funds as well as all of the other Funds.

<February 28, 2014>

Global SMID Value ETF (p. 8)

Principal Risks (p. 11)

21. Please disclose the risks attendant with value style investing, e.g., that the market may never acknowledge the intrinsic value of a stock, and that it may never appreciate. This comment applies to all “Value” Funds.

Response:

The requested disclosure has been made for each of the “Value” Funds.

Tactical Bond ETF (p.57)

Principal Risks (p. 61)

Investment Style Risk (p. 61)

22. This paragraph discusses the risks associated with investing in common stocks, yet the Fund is a bond fund. Please consider whether this is truly a principal risk of investing in the Fund. This comment also applies to the Tactical High Income Fund.

Response:

As mentioned above, the names of the Tactical Bond ETF and the Tactical High Income Fund have been changed to “Tactical Income Shares” and “Tactical High Income Shares”, respectively; neither Fund is exclusively, or even principally, a bond fund. Both Funds intend to invest in income producing debt securities as well as equity securities, including common stocks, preferred stocks, rights, warrants, convertibles and master limited partnerships. The Sub-Advisor believes that the risks of investing in equity securities are material to investors of these Funds and therefore has retained the disclosure language.

Additional Description of the Principal Strategies of the Funds (p. 71)

23. Please provide here complete disclosure of the principal strategies summarized in the summary sections of the Funds’ prospectuses. Please supplement the following Principal Risks disclosure in similar fashion. See Item 9 (b) and (c) of Form N-1A.

<February 28, 2014>

Response:

The requested disclosures have been made.

24. Why is “momentum” investing (p .72) not discussed in the summary? It appears to be a principal strategy of the Funds.

Response:

In common parlance, “momentum investing” is based on identifying and purchasing a security whose price is rising faster than the prices of other securities. The Sub-Advisor does not employ this technique, rather it identifies a security whose price has a positive and rising trend relative to its own recent price history as a means to confirm the timeliness of the purchase of such security. Therefore, the prior language used throughout the prospectus suggesting that “momentum investing” is a principal strategy of the Funds has been deleted.

Additional Description of the Principal Risks of the Funds (p. 75)

Commodities Risk (p. 79)

25. Is this risk truly a principal risk of investing in the Funds? If so, please include in the Summaries matching strategy and risk disclosure.

Response:

The discussion of “Commodities Risk” has been deleted from pages 67-68 of the prospectus and inserted on page 19 of the SAI.

Additional Risks (p. 80)

26. It appears that the following are principal risks of investing in the Funds: Fluctuation of Net Asset Value; Shares are not Individually Redeemable; and Absence of Prior Active Market. Accordingly, please summarize these risks in the Summary, or explain why you feel this is not necessary.

<February 28, 2014>

Response:

Each of these risks has been summarized and included in the Summary for each Fund.

SAI

Investment Restrictions (p. 2)

27. With respect to the Funds’ fundamental restrictions regarding borrowing, issuing senior securities and making loans, please provide adjacent narrative disclosure of what is permitted under the 1940 Act.

Response:

The requested disclosure has been made.

28. Please revise the Funds’ concentration policy to indicate that the Funds will, for the purpose of determining whether the Funds are concentrated, count the securities held by ETFs in which the Funds invest.

Response:

The disclosure has been revised as requested on page 3 of the SAI.

Management (p. 19)

29. The Funds’ board has an interested chairperson; please disclose why the board considers this to be appropriate. Also, please disclose whether the independent board members are provided with independent counsel.

Response:

The disclosure has been revised as requested on page 22 of the SAI.

<February 28, 2014>

GENERAL COMMENTS

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

Presently, the Trust does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

The Advisor and the Trust, on behalf of the Funds, have received an order for exemptive relief under the federal securities laws in order to allow the Funds to operate as described in the Registration Statement. The Advisor and the Trust, on behalf of the Funds, submitted an exemptive application on April 6, 2011; an Amended and Restated Application on September 23, 2011; a Second Amended and Restated Application on June 22, 2012; a Third Amended and Restated Application on November 16, 2012 and a Fourth Amended and Restated Application on May 1, 2013 (File No. 812-13886). The requested relief was granted on May 29, 2013, see In the Matter of Millington Exchange Traded MAVINS Fund LLC, et al., Investment Company Act Release No. 30503 (May 2, 2013) (notice) and Investment Company Act Release No. 30543 (May 29, 2013) (order).

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the order as granted.

The Trust and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so as soon as practicable after the Staff’s comments to the Registration Statement have been resolved.

In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-940-6304 or Gregory Xethalis at 212-940-8587. We greatly appreciate your assistance with respect to the Amendment.

<February 28, 2014>

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.

Kathleen H. Moriarty, Esq.

cc:	Don Schreiber, Jr.